中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published a "2007 Corporate Social Responsibility Report" on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By Order of the Board
China Southern Airlines Company Limited

18 April 2008

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.

China Southern Airlines
2007 Corporate Social Responsibility Report

April, 2008

Scope of the report

This is first annual Corporate Social Responsibility (CSR) report by China Southern Airlines Company Limited ("China Southern Airlines"). It outlines our perspective on CSR and reports on our CSR performance during the period from 1 January to 31 December 2007, with data supplements from earlier years for reference. In addition to progress in 2007, the CSR report outlines commitments for 2008.

The report covers the core activities of China Southern Airlines and includes data on the performance of subsidiaries. Subsidiaries include Xiamen Airlines, Zhuhai Airlines, Shantou Air, Guizhou Airlines, and Chongqing Airlines.

We have been guided by the Global Reporting Initiative (GRI) indicators in collecting data and writing the report. We have not used all GRI indicators, but have used the indicators to assist us in determining the content of the report.

The table below shows the areas in which China Southern Airlines meet GRI indicators:

Message from the Chairman

2007 was a landmark year for China Southern Airlines, with excellent performance resulting from rapid development and innovative restructuring. By the end of 2007, our fleet consisted of 332 aircraft. We carried 56.903 million passengers and 872,000 tons of cargo for a total transportation turnover of 9.25 billion ton-kilometers. These figures represent increases of 15.63%, 6.51% and 14.62% respectively.

China Southern Airlines' flight safety record for 2007 was outstanding. We were honored with a Four-Star Safety Award and the Golden Roc Cup by the General Administration of Civil Aviation of China (CAAC), the most prestigious awards for flight safety in the Chinese aviation industry.

In 2007, China Southern Airlines also joined the SkyTeam Alliance and became the first aviation company joining a global aviation alliance. It signals the entrance of the Chinese domestic aviation industry into the international arena. This was a milestone in the development of China's aviation industry and for China Southern Airlines.

In 2007, China Southern Airlines was honored as the "Best Airline in China" by the world renowned magazine *Global Traveler* and the "Best Airline in China - Business Class" by *TTG Magazine*. This is the third time that China Southern Airlines has won an award for the "Best Airline in China" (it also won the award in 2002 and 2004 from *TGG Magazine*).

Notably, China Southern Airlines was the only recipient of the "Corporate Social Responsibility Outstanding Contribution Award" at the *2007 Building Harmonious Society and CSR Forum* organized by *Xinhua* News Agency.

And finally, 2007 heralded China Southern Airlines' first corporate social responsibility report. With this report, we seek to demonstrate our commitment to responsible business practices and welcome stakeholder feedback and engagement on key issues. We are also releasing our new environmental policies as part of this report.

As the first Chinese airline to enter the global top ten in passenger volume, and the largest Chinese aviation company in terms of fleet size, China Southern Airlines has an important mission to promote the development of the airline industry in China. In recent years, we have integrated corporate development with the government's strategy for economic and social development, linked corporate development and social harmony, sought the integration of profit and corporate responsibility, gradually developed a unified corporate responsibility

system, and realized economic and social benefits. Culture is the soul of any corporation, and culture is founded on responsibility. Over the past few years, China Southern Airlines has molded "safety, responsibility, integrity and harmony" into a core value. It has been a leader in corporate development, promoting China Southern Airlines' harmonious corporate culture and linking social responsibility with development strategies.

Promotion of energy-saving and emission reductions dovetails with China's strategy of building a resource-efficient society. As a strategic sector in economic development, and with the mounting importance of sustainable development (including energy consumption and green house gas emissions), the airline industry bears great responsibility. China Southern Airlines is a state-controlled corporation, and is committed to becoming a resource-efficient corporation by implementing measures that reduce energy consumption and emissions.

There is an old saying in China: "Those without virtue lack vision". In the context of legal compliance and the market economy, corporations with no sense of social responsibility will lose their license to operate in the community. Being socially responsible thus lays a good business foundation and contributes to sustainable development. Development and social responsibility leads to unity. Corporate social responsibility has become a major trend, and we see the release of this report as a turning point, which will mark an increase in our core competitiveness and sustainable development. We are aiming to develop rapidly in the short term, but we also desire to make a greater contribution to a prosperous and strong country, and to social improvement.

Liu Shaoyong
Chairman, China Southern Airlines Company Limited

China Southern Airlines' Perspective of CSR

As a corporate citizen in a modern society, our outlook on social responsibility is based on a set of internal and external factors, including our relationship with local and global communities.

It is our firm conviction that enterprises should operate in accordance with the law, observe business ethics, and emphasize honesty and trustworthiness; all of which constitute the foundation of our CSR. We hold, as we have always held, that enterprises should maintain a harmonious relationship with the community, and this belief constitutes the cornerstone of our social responsibilities. Our responsibilities are also global, and we commit ourselves to global solutions pertinent to human development.

China Southern Airlines' CSR falls into five main categories.

1. Creation of profit for the benefit of shareholders:

The shares of main Chinese airline companies are controlled by the government of the People's Republic of China and also held by a number of minority shareholders. Our major shareholder is the government and therefore our most direct responsibility is the preservation and appreciation of state assets. Taking advantage of economic reform and development overseen by the Chinese government, our company has grown into an air transportation conglomerate with the largest number of airplanes, the most comprehensive airline network, and greatest passenger traffic volume in China. It ranks first among Chinese civil airline companies and its passenger traffic volume ranks eighth among international airline companies. We are the only Chinese airline company listed in the world's top ten. In 2007, profit generated was RMB 2.893 billion before tax (in accordance with China's accounting standards). China Southern Airlines has grown rapidly in profit and enterprise development.

2. Creation of value for the benefit of society:

The community is the bedrock of China Southern Airlines development and contributing to society is natural and voluntary. We profit from the communities in which we work and do business, so it is natural that we choose to contribute something to the community in return. Our rapid growth has helped to promote the development of China and world tourism and create numerous job opportunities. We pay considerable tax to the Chinese government, thus playing the role of an engine for social and economic growth. We also actively participate in public welfare activities, especially in the areas of education through the 10 Fen Caring Foundation, poverty relief, and so on.

3. Development of a service culture to benefit customers:

Service is the lifeblood of an airline, and at China Southern Airlines we consider this is one of our strengths and a cornerstone of our CSR. In 2007, in answer to the call for the "Year of Excellent Service" by the State-owned Assets Supervision and Administration Commission of the State Council, we developed a new service initiative - the Cabin Revolution. The Cabin Revolution aims to meet the needs of passengers and improve satisfaction. Every effort has been made to establish airline hub networks, marketing networks and service guarantee networks so as to provide flight service of superior quality. We have improved our on-time

performance, which now ranks first among the three major Chinese airlines. In 2007, we were awarded "Top Airline Company in China" by the world renowned magazine *Global Traveler*.

4. Creation of opportunities for the benefit of staff:

Our employees are invaluable assets and providers of flight services. China Southern Airlines has more than 40,000 employees, working in a dozen provinces and over thirty countries and regions around the world. We take care of every staff member; each employee has signed a labor contract that guarantees legal rights under the protection of the Labor Law of China. We have established a special career development channel for senior technicians (specifically pilots, airplane maintenance mechanics, and flight dispatchers) to increase creativity and strengthen our sustainable competitiveness. We attach great importance to education and training. All new employees receive training, and over 80% of our existing staff are trained annually. Competition for management positions is open and fair, providing career ladders for all. In 2007, China Southern Airlines received a "Best Employer with Leadership and Charisma of 2007" award from the China Central Television (CCTV).

5. Green Flights for the benefit of planet:

In line with the Chinese government's decree that every organization and every family should do their best to conserve energy and the environment, we have developed a set of environment protection policies. By means of Green Flights to promote energy conservation and emission reductions, China Southern Airlines plays its role in ameliorating and providing solutions to global environmental problems. China Southern Airlines is committed to reducing fuel use and optimizing flight routes. As a result, fuel consumption per hour has been reduced over consecutive years.

Being socially responsible is our obligation; it is the foundation for sustainable development and a strategic choice for a scientific outlook on development. We pursue not only financial growth but also the sustainable improvement of our business ethics and moral values. The harmony between social responsibilities and economic achievement is our long-term goal.

CSR is at the heart of the enterprise, and we have integrated it into our daily operations. Social responsibility has become the most outstanding symbol of China Southern Airlines' culture. Fulfilling social responsibility has become embedded in the corporate culture of China Southern Airlines and is a self-conscious, voluntary and natural choice of action for our staff.

Corporate Overview

China Southern Airlines Company Limited is the main air transportation business of China Southern Air Holding Company and headquartered in Guangzhou. The company logo – a brilliant red kapok flower delicately adorning a vertical blue tail fin – can nowadays be seen around the world. China Southern Airlines operates routes to 159 destinations in 27 countries. Through its inclusion in the SkyTeam Alliance it connects to 841 destinations in 162 countries. In 2007, China Southern Airlines carried 56.9027 million passengers and 872,000 tons of cargo for a total transportation turnover of 9.25 billion tons. As a percentage of aviation volume, China Southern Airlines accounts for 30.63%, 21.7% and 25.32% respectively.

China Southern Airlines has 13 branches in China and 5 subsidiaries, together with 17 domestic sales and ticket offices in China, such as Chengdu and Hangzhou, and 49 international offices, such as Singapore, Tokyo, Amsterdam, Los Angeles, Sydney, and Sharjah. We have 45,474 employees in total.

China Southern Airlines is the largest airline in China and operates 332 aircraft, with an average fleet age of 6.37 years.

China Southern Airlines fleet as of 31 December 2007

Aircraft Type	**Model**	**Total**
Passenger	Boeing B777A	4
	Boeing B777B	6
	Boeing B757-200	31
	Boeing B737-300	25
	Boeing B737-500	8
	Boeing B737-700	43
	Boeing B737-800	58
	Airbus A300-600	6
	Airbus A319	33
	Airbus A320	49
	Airbus A321	23
	Airbus A330-200	6
	Airbus A330-300	2
	McDonnell Douglas MD-82	12
	McDonnell Douglas MD-90	13
	ERJ-145	6

	ATR-72	5
Freighter	Boeing B747-400F	2
	TOTAL	**332**

Corporate Governance

China Southern Airlines is a listed company on the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange. The company has complied with the regulatory requirements of the China Securities Regulatory Commission, Shanghai Stock Exchange, Hong Kong Stock Exchange, the New York Stock Exchange and the United States Securities and Exchange Commission. China Southern Airlines has continuously improved its corporate governance, created value for shareholders, improved the company's competitiveness and increased transparency to its stakeholders.

At all general meetings, the Board and the Supervisory Committee of the Company operate in accordance with relevant laws. The authorities granted to the Board by the general meeting are clear. In order to further protect the interests of public shareholders and improve corporate governance, the Company has set up clear internal rules and systems in accordance with its "Articles of Association", "Rules governing the General Meeting", "Rules governing the Directors' Meeting" and "Rules governing the Supervisory Committee" as required by the relevant government authorities. These rules clearly outline the responsibilities and obligations of different parties. The Company has also actively established a comprehensive internal control system in accordance with the relevant rules for regulations required in jurisdictions where the Company is listed.

Over 2006 and 2007, China Southern Airlines has implemented a range of systems in order to fulfill the requirements of the Section 404 of the Sarbanes-Oxley Act (SOX 404), and other relevant applicable governance standards within China. The company has conducted internal assessments in nine departments (including headquarters) based on recommendations by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The assessment covers areas accounting for more than 85% of China Southern Airlines' total revenue and exceeds 90% of its asset value. The businesses involved in the assessments include China Southern Airlines' internal control framework and its nine main business streams. The internal control project has not only improved China Southern Airlines' internal control system and management flow, but also increased staff awareness of risk management that has greatly reduced corporate risk.

Values and Commitment:

China Southern Airlines strives to be the most reliable airline in China. Customers are our first priority and the company is the first line of communication between China and the rest of the world. As a significant player in the China aviation industry, we consistently implement our core values:

Our Values:

- People: Employees are the company's most valuable asset; we respect and care for employees and provide training and career development opportunities
- Safety: Guarantee the safety of customers and employees; safety is the most fundamental operational issue
- Responsibility: Be committed to being responsible
- Integrity: Conduct ourselves with the highest integrity and ethics and operate according to our values
- Harmony: Respect all stakeholders, adhere to building harmonious relationships, and foster trust and respect
- Creativity and innovation

Our Commitment:

- We value and do our best to satisfy customers and try to exceed their expectations
- We are committed to conducting our business in a responsible manner and helping support the economic, social and environmental quality of life in the communities where we operate.

Protecting the Environment

Green Flights, energy-saving and emission reductions

The environmental problems we face are global and have an influence on the development and survival of humans. The problems we face in China may also have an impact on modernization and development. Energy-saving and emission reductions are the keys to develop a resource and environmentally friendly society. The environment needs to be protected now for the benefit of future generations.

Being a responsible corporate citizen, China Southern Airlines complies with a development mission that will maintain harmony between enterprises and society. We provide high-efficiency services to a global clientele and contribute to the wealth of society. Based on our historic responsibility and mission, we seek to actively reduce the negative consequences of our economic activities on the environment.

In order to protect and utilize scarce resources more efficiently and achieve the harmonious development of nature and human, China Southern Airlines aims to make environmental policies and systems the basis of achieving sustainable improvement and building capacity. We not only comply with relevant environmental laws and regulations and industry standards but go beyond them through sustainable improvement and capacity building.

"Green Flights" is the company's most important initiative that combines characteristics of the airline industry in China. We combine this initiative with promoting strategic reformation and optimizing growth of the company, plus ensuring its implementation into every single flight. Although China Southern Airlines as an operator has less control on reducing fuel consumption, the company adopts various policies during its operation and endeavors to increase aircraft fuel efficiency. In order to reduce the negative environmental effects of our operations, we have initially developed a set of internal environmental policies, and comply with all environmental laws and regulations. We also train our staff and engage in environmental activities to reduce our environmental footprint.

Climate Change

Climate change is one of the most challenging issues for sustainable development, and has a great impact on the future development of our planet. The report by the Intergovernmental Panel on Climate Change (IPCC) in 2007 concluded that 90% of recent global climate warming is due to human activities, especially the increase in green house gas emissions. They also stated that global warming is accelerating and the number of natural disasters occurring as a result of global warming is increasing. Global security is under threat due to climate change.

China has started to play a positive role internationally in response to climate change. The United Nations Framework Convention on Climate Change has recognized the "Principle of Common but Differentiated Responsibility" and in fulfilling the important mission of the Convention it released "China's National Climate Change Program" in June 2007. This is China's first strategic climate change document and the first proposal from a developing country. It demonstrates the confidence and determination of Chinese people to tackle global climate change and the commitment of China as a responsible country in fulfilling its obligations on environmental protection.

China Southern Airlines as a socially responsible company understands the tough challenge that climate change presents to mankind. China Southern Airlines' energy-saving and emission reductions are a step towards dealing with this issue.

Airlines and Climate Change

The International Civil Aviation Organization (ICAO) has identified the environment as the most important issue for the industry, along with safety and security. It further notes that airlines must make environmental responsibility one of the core commitments to global passengers.

The aviation industry contributes to climate change mainly via greenhouse gas emissions, especially carbon dioxide. In 2007, China Southern Airlines' total fuel consumption was 3.024 million tons, and China Southern Airlines' flights emitted 9.5265 million tons of carbon dioxide.

Although climate change is a relatively new topic of discussion for China Southern Airlines, we take the issue seriously and have actively implemented relevant policies. For example, we have established an internal strategy based on the core ideas of "energy-saving and emission reductions for Green Flights". We are using this to develop internal management systems and policies external to the company to tackle climate change. As a part of the strategy, the company has rewritten "China Southern Airlines' Environmental Protection Policy" for public release in the hope it can play a more important role in alleviating the impact of climate change in the future. The Policy is as follows:

"China Southern Airlines Environmental Protection Policy":

1. We will comply with Chinese and international environmental law and regulations to achieve a target of low emissions and low energy consumption

2. We are committed to realistic and achievable environmental performance

3. We will develop staff consciousness on environmental issues, and strengthen incentives for staff to participate in environmental initiatives

4. We are committed to openness and transparency in environmental matters, and will release timely environmental information to stakeholders

5. We will actively respond to the environmental expectations of stakeholders

6. Environmental protection at China Southern Airlines incorporates monitoring environmental performance, including that of supply chain partners

Improving fuel consumption

Energy-saving is the most important and effective emission reduction measure. It is the key to tackling climate change and is a central part of the environmental strategy at China Southern Airlines.

Past Performance

In recent years, through the acquisition of advanced aircraft, more efficient fuel consumption and implementing route optimization, China Southern Airlines has reduced fuel consumption per revenue passenger kilometers (RPK). In 2007, we set up a Committee for Saving Fuel, announced the concept of "Green Flights", established an incentive mechanism to encourage pilots to save fuel and use advanced technology in our operations (such as the flight cost index and re-dispatch). Our capacity to reduce fuel consumption has improved year on year; compared with 2003, the average hourly fuel consumption rate for China Southern Airlines in 2007 showed a 13.55% reduction.


Aircraft fuel consumption and efficiency (kg/hour)
Average fuel consumption for our fleet (kg / hour)
3700
3600
3500
3400
3300
3200
3100
3000
2900
2003
2004
2005
2006
2007
Year

Optimizing fuel use policy

A clear and feasible fuel use policy is a pre-condition for an aviation company implementing new technologies to improve fuel efficiency. China Southern Airlines has established a mechanism for reducing fuel use based on its existing situation. The mechanism fundamentally ensures systems and procedures and standardizes our work in reducing fuel consumption.

In order to effectively manage fuel consumption, China Southern Airlines has established a fuel management information system. Under this system, we analyze fuel consumption for every flight; we measure the difference between actual and planned fuel consumption, which enables us to track fuel use in real time and adjust our procedures and operations accordingly. The system also allows us to monitor aircraft fuel technology, provide support data to build up and improve fuel savings, ensure the accuracy of analyzed results and develop applicable policies.

Flight Performance Monitoring

Different stages of flight are associated with different levels of fuel consumption and greenhouse gas emissions. Moreover, different aircraft have their own performance characteristics at different stages of flight. Understanding these differences has allowed China Southern Airlines to reduce fuel consumption by about 4%. Therefore, China Southern Airlines actively monitors flight performance for gradual improvements.

One improvement made by the company was the utilization of flight profile management techniques in 2006 as a measure to ensure flight safety within planned routes and reduce fuel consumption. Subsequent to implementing the system, flying time and fuel consumption have been reduced significantly. In addition, China Southern Airlines has established a unique flight optimization plan based on a cost index system. Through the monitoring of the cost index system and unique flight optimization plans, China Southern Airlines has the ability to improve flight fuel efficiency.

Flight plan management efficiency

Highly efficient flight plan management can shorten flight distance and deliver positive results for fuel efficiency and emission reductions.

In order to improve flight plan management efficiency, China Southern Airlines has implemented flexible flight routes; a system whereby through route optimization flight distance and fuel consumption can be reduced. Since 2006, China Southern Airlines has used this system on the North Pacific route. In China, through communication and coordination with air traffic management departments, flexible flight routes were successfully implemented in many regions in the country. By the end of December 2007, China Southern Airlines had 52,835 flights operating under route optimization, which reduced the air travel distance by 2,536,500 kilometers and flight time by 3,804.52 hours for a fuel saving of 9,511.3 tons.

China Southern Airlines has also optimized the flight plan calculator to increase accuracy of flight plans in order to ensure the most appropriate amount of fuel needed by aircraft. Furthermore, we have adopted a "re-dispatch technique" resulting in better fuel consumption and the optimization of transportation logistics. We have also cut the rate of flights returning to the departure port; in 2006 only 2% of all flights were forced to return and land rather than fly on to their destination.

China Southern Airlines will further optimize routes in possible regions to improve efficiency in the future.

Implementation of RVSM

The General Administration of Civil Aviation of China implemented the Reduced Vertical Separation Minima (RVSM) on 22 December 2007 to increase the number of flight layers from 7 to 13. Evidence shows that the use of RVSM can improve fuel efficiency and lower

costs. China Southern Airlines' preparation work before launching RVSM included refitting relevant equipment, providing training for employees, editing operational handbooks and setting up safety assessment systems and measures. We hope that through our efforts the RVSM will be fully implemented in order to achieve the goal of reducing fuel consumption.

In order to maintain flight safety, Conventional Vertical Separation Minima (CVSM) was previously implemented internationally. According to CVSM, the vertical separation above flight level (FL) 290 and (FL) 410 was 2000-feet minimum. RVSM, however, is used to reduce vertical separation above flight level. According to the international standard, RVSM reduces the current 2000-feet minimum to a 1000-feet minimum. Airlines in China have reduced vertical separation required between aircraft flying at levels between 8,900-12,500 meters from 600 meters to 300 meters, and flight corridors have been increased from 7 to 13 floors. According to data from the United States and Europe, where RVSM has been implemented, fuel consumption has been reduced by 1%. In light of this, experimental data from Europe also shows that an average of 80 kilograms of fuel can be saved per flight with a corresponding decrease in greenhouse gas emissions such as nitrogen oxide and carbon dioxide.


RVSM
CVSM
FL 410
FL 400
FL 390
FL 380
FL 370
FL 360
FL 350
FL 340
FL 330
FL 320
FL 310
FL 300
FL 290
FL 410
FL 390
FL 370
FL 350
FL 330
FL 310
FL 290
RVSM实行前后对照图。CVSM为之前沿用的间隔，称之为常规垂直间隔最低标准。

The figure shows the comparison before and after the implementation of RVSM.

Minimizing aircraft weight

Aircraft weight has a direct impact on fuel consumption. China Southern Airlines has tried various measures to safely minimize aircraft weight. As passenger aircraft occupy the majority of China Southern Airlines' fleet, aircraft weight minimization for passenger aircraft has been our key focus. We understand that minimizing an aircraft's water-storage capacity and cabin equipment are the most efficient ways to reduce aircraft weight, and starting from 2006 China Southern Airlines adopted policies to control water-storage capacity and reorganize cabin equipment, which resulted in positive benefits.

In order to monitor the water-storage in flights safely, China Southern Airlines operates an information system on management of water-storage, implements integrated procedures for monitoring the volume of all water-storage facilities and controls water-storage in-flight with reference to relevant internal documents concerning water-storage procedures. In 2007, China Southern Airlines implemented the process across 366,564 of its flights, each with seating capacity for over 100 passengers. 9.4244 million gallons of water and 6,928.24 tons of fuel were reduced as a result of the implementation of water-storage practices.

China Southern Airlines has strict regulations on in-flight supplies, food and beverages, dining utensils and newspapers and magazines in order to reduce weight but maintaining full passenger satisfaction. These measures have not only reduced aircraft weight, but also reduced the consumption of disposable goods so as to achieve the aims of environmental protection and fuel efficiency maximization.

China Southern Airlines will continuously seek means to minimize aircraft weight in practical ways in order to achieve fuel reduction targets.

Upgrading aircraft and engines

In 2007, China Southern Airlines studied the costs and benefits of installing winglets on Boeing B737NG aircraft. Results showed that the average reduction in fuel consumption and noise could be as much as 1.5% - 3.3% and 6.5% respectively after installation. China Southern Airlines has thus already started to install winglets on all Boeing B737NG aircraft.

From 2003 to 2007, China Southern Airlines invested around USD 20 million to upgrade GE90 engines, which resulted in a 3.48% decrease in average fuel consumption.

Fleet Optimization

Fleet optimization of China Southern Airlines includes eliminating old aircraft with low fuel efficiency and high emissions and purchasing more environmentally friendly aircraft.

China Southern Airlines is replacing older aircraft and those with excess fuel consumption and noise. In 2007, China Southern Airlines replaced 11 aircraft, 10 jet engines, and other applicable in-flight materials. After eliminating old aircraft, China Southern Airlines is upgrading its fleet by purchasing new aircraft and engines. Due to the use of new technology and materials by aircraft manufacturers, aerodynamic configuration and efficiency have been improved. Aircraft engine manufacturers have also improved engine efficiency and reduced emissions. China Southern Airlines has an agreement with Boeing and Airbus, the largest global aircraft manufacturers, to purchase ten Boeing 787s and five Airbus A380s for the purpose of providing better cabin quality for passengers and fuel efficiency. The new aircraft will come into service during 2009.

The A380 is being called the "Green and Quiet Giant". There are three major environmental reasons for purchasing the Airbus A380. First, the A380s cargo hold is much larger than other aircraft and can be fully utilized to reduce increases in fleet size and expansion of airport equipment, resulting in reduced environmental impact. Second, the Airbus A380 emits less carbon dioxide per person than a typical automobile and consumes only 2.9 liters of oil per hundred kilometers per seat. Third, it is quieter and with a shorter take off that further reduces noise pollution due to its new of engine design and advanced wings and wing landing gear. Noise levels at take off are reduced by 50% and passengers are able to enjoy a much quieter journey.

The Boeing 787 is also a much more environmentally friendly airplane. It is much lighter than older aircraft due to the large proportion of carbon composite used in construction, which reduces take-off noise by more than 60%. Fuel consumption reductions of up to 20% are also possible due to its light weight. It is also easier to conduct repairs, further reducing costs. Reduced fuel use translates into reduced carbon dioxide emissions.

Employees helping to save fuel

China Southern Airlines understands that action by staff is the key to success for its environmental protection work. Increasing cabin crew and flight control staff incentives to save fuel improves our work in energy-saving and reducing emissions.

The trade union at China Southern Airlines has organized the "Triple-one" Program, which encourages employees to make one reasonable suggestion, one relevant measure and one

practical solution for any specific issue. The program has received a popular response from all staff members. We have also established the "Award for Saving Fuel" to encourage frontline employees to save fuel in fair, reasonable and legitimate ways.

Geng Tianzhou (Flight Attendant, the recipient of an "Environmental Contribution Award 2007")

Although I have been working on the frontline for China Southern Airlines for so long, I have realized that our company has consistently pursued economic benefits, but has never lost sight of its social responsibilities. China Southern Airlines doesn't just spout hot air; it has put concrete initiatives in place such as taking on-site management, energy saving and gas emission reductions seriously. Everything starts from small things and improvement comes from self-discipline. Last year, I received an "Environmental Contribution Award" from the company. This award has not only given recognition to my environmental contribution, but also encouraged more colleagues to participate in energy saving work. In my opinion, China Southern Airlines takes initiatives to fulfill its environmental protection responsibility and comply with the national environmental protection standard. As an employee of China Southern Airlines, I am happy to contribute my efforts with respect to environmental matters.

Luo Zhili (Pilot-in-Command, the recipient of an "Environmental Protection Award 2007")

I have been working at China Southern Airlines for fifteen years. I think the energy saving and gas emission reduction work done by China Southern Airlines is far beyond the initiatives advocated by companies in the same industry. As an employee of China Southern Airlines, I hope to minimize fuel consumption and make a major contribution to the company. The earth's natural resources are limited. If everyone can start to participate in the environmental protection movement through small things and finish his work with the ideology of environmental protection, it helps to create a positive influence for our next generation and save resources. I always keep this faith in mind and it serves as my basic principle, and I would like to convey my faith to my children and friends around me.

Managing in-flight waste

Due to higher passenger numbers, aviation companies are inevitably generating an increasing amount of in-flight waste, which leads to negative impacts on the environment. With a view to balancing passengers' needs and increasing efforts to reduce energy consumption and emissions, China Southern Airlines has adopted a "produce less, recycle more" policy aimed

at reducing the volume of in-flight waste materials and increasing the use of recycled materials.

Since 2007, China Southern Airlines has implemented an internal waste management system. This includes listing regulations in an employee handbook for cabin crew on in-flight waste management procedures and a requirement for aircrew to comply with these regulations.

As a result of this program, China Southern Airlines recycled 19,600 tons of solid waste in 2007. Waste was transferred to certificated recycling companies in order to reduce the environmental impact.

Minimizing noise

The Airbus and Boeing aircraft operated by China Southern Airlines fulfill international noise control standards. Though there are no regulations and procedures in China with regard to aircraft noise control, China Southern Airlines nevertheless understands the issue is crucial, especially for residents living near airports. China Southern Airlines has therefore adopted measures to reduce aircraft noise.

The noise of aircraft is mainly generated at take-off and landing. China Southern Airlines implemented a policy to take-off at reduced-thrust to reduce noise in 2007. We reduce thrust to a minimum at take-off by taking into account aircraft weight, runway length and meteorological conditions. With flight safety as the most important determinant, most aircraft do not take-off at full-thrust and this policy has been implemented for most flights since 2007.

Beyond the aircraft

Although aircraft fuel consumption and corresponding emissions are a major contributor to the company's energy consumption and emissions, China Southern Airlines realizes that energy savings can also be made on the ground. Built facilities are the major source of on the ground energy consumption and it thus makes sense for the company to promote energy saving there.

China Southern Airlines in Guangzhou

In April 2007, we used the Aviation Supplies Warehouse Number 3 at the Guangzhou New Baiyun International Airport as a testing ground for an energy saving retrofit. Tests showed annual electricity savings of 1.041 million kilowatts and an annual electricity reduction in

excess of 23%. From September 2007 onwards, China Southern Airlines also completed an energy saving retrofit for the street light system at Guangzhou New Baiyun International Airport. The retrofit is still subject to tests, but initial results show energy savings of 18%. The full implementation of energy saving retrofits is a major goal for 2008, and the company believes that energy consumption at its built facilities can be greatly reduced over the next five years.

At present, China Southern Airlines is designing a training plan to reduce energy consumption. By utilizing the synergies of different departments, regular and specific trainings are ongoing. Relevant staff receive in-depth training on energy saving techniques based on their profession, in order to ensure that they have the most updated skills and management knowledge on the issue.

China Southern Airlines in other locations

China Southern Airlines has also implemented initiatives to save electricity and water in other locations to minimize fuel consumption and operational costs. For example, our Shenzhen hub has a purchasing principle based on "consistency and durability". This has increased usability and durability, lowered costs and fully utilized obsolete resources. In Sanya, Hainan, aircraft maintenance facilities make use of solar power and purchase products on the basis of energy standards. The Hainan office has increased replacement of high energy technology with energy saving equipment. Water saving measures have been adopted in Dalian. Staff has also reduced fuel consumption on heating by ensuring the efficient use of the heating system in hangars. Savings of liquefied gas are in excess of 4% per annum (2.2 tons). Savings on combustible gas use in hangars are in the vicinity of 40% due to the use of sectional heating rather than using a 24-hour heating thermostat.

China Southern Airlines will increase energy efficiency in back office locations in 2008.

Zhang Weiguo (Department of Strategic Planning, Guangzhou)

China Southern Airlines has put heavy emphasis on saving energy at work, and I can see many initiatives such as training provided to us on this in the past few years. For instance, cards on our work desks provided by China Southern Airlines always remind us to turn off the computer and lights when we are at rest or away from our desk. Though workplace energy saving on the ground is relatively small when compared with the work done in the airplane cabin, I believe the accumulation of every minor effort can contribute to the huge positive impact on the environment.

Environmental Protection in the Community

Without staff support China Southern Airlines would be unable to successfully implement its environmental protection projects in the community, which is one of our major goals. Our environmental protection work in the community revolves around our staff.

Conservation of the natural environment and tree planting are the most important aspects for China Southern Airlines in this regard. In 2007, China Southern Airlines staff participated in tree planting activities in different cities. In our Guangzhou headquarters, we organized tree planting activities in the greenbelt surrounding the Guangzhou Terminal, and joined Guangzhou Development Zone voluntary tree planting activities. *Hong Mumian* (Red Kapok) Volunteers at our Hubei Branch worked with low income students to plant "caring trees". In Changchun, our Jinlin Branch participated in the voluntary tree planting activities.

China Southern Airlines staff has also engaged in other community environmental protection programs. In 2007, 1,931 staff engaged in different types of environmental activities. For example, the Northern Branch Navigation Department Committee cleared the Taoxian Airport Highway of white plastic bags. Our Hainan Branch co-operated with the Sanya Committee to participate in various environmental protection projects. Youth volunteers from the Cabin Service Department and Security Department worked on projects such as "Collect rubbish in Sanya Bay, build up beautiful Sanya" and "Make Sanya green again, let me get started" and so on. In Guizhou, volunteers recycled batteries as part of a public education activity. Our staff highly value our community environmental protection programs, which have raised their overall awareness of environmental issues.

Through these environmental protection projects in the community, China Southern Airlines aims to change public behavior via staff and their families.

Zhuang Minlin (Flight attendant)

I have participated in lots of environmental-related initiatives organized by China Southern Airlines, such as tree planting and so on. I think most of my colleagues do show concern and support for these kinds of environment–related activities because these are global issues and as part of the international community we should show concern and contribute to environmental protection. Every person should have responsibility. I hope there will be more participation in environmental- protection activities for the sake of a better environment.

China Southern Airlines and the "Green Olympics"

Beijing's hosting of the 29th Olympiad has focused world attention on China. China Southern Airlines understands that some stakeholders will turn their attention to issues such as environmental protection, good citizenship, service quality, product responsibility, and so on. As the leading aviation company in China, China Southern Airlines strongly supports the idea of a "Green Olympics", and we understand our responsibility to engage with our stakeholders.

The "Green Cabin" is a concept introduced by China Southern Airlines in 2007. It is an important component of our core corporate responsibility. The theme of the Olympics is environmental protection, and China Southern is committed to establishing a link between our brand and the "Green Cabin" to promote the ideology of "China Southern – Environmental Protection – Social Responsibility – Caring" to our customers.

"Embrace green, enjoy the peace;
Go green, into the spring"

Slogan of China Southern Airlines' "Green Cabin".

The "Green Cabin" is not only a slogan for us, but also a series of promises backed up by action. It is not only about doing our job, but also about conveying environmental protection to our customers and beyond. Therefore, environmental protection is at the core of China Southern Airlines' business operations.

We strongly believe that through our effort, "Green Cabin" will play an important role in advocating the messages of environmental protection and conservation during the Beijing Olympics 2008.

Flight Safety

Safety is a key CSR issue and the greatest social responsibility for the aviation industry. Demonstrating its commitment to safety, China Southern Airlines has designated functional departments, a rigorous fight safety policy system, dedicated management and comprehensive safety training. These measures ensure flight and passenger safety. We have already achieved ten years of safe flying and we will continue to strive for the best in the coming years.


FCOM
Renew the safety assessment standards;
internal monitoring audit;
initiate the SMS.
2007
Adjusted training management system;
amended operational regulations in full scale;
IOSA safety audit.
2006
Adjusted the safety training department;
internal safety audit;
improved key areas
2005
Established safety management fund;
fully implemented FOQA;
CRM's training and research.
Adjusted the salary of the pilots;
implemented external audit;
brought the safety quality view onto the agenda.
2002
Integrated company's rules and regulations;
subjected to external audit.

The development of China Southern Airlines' Safety Management System (SMS)

Review of 2007:

- We launched the development of the new flight management system (Safe Management System) and conducted innovative training regarding flight safety.

- To improve its safety performance, China Southern Airlines held regular Safety Committee Meetings quarterly, Safety Operation Analysis Meeting in March, April, June and September and Safety Management Workshops for areas being managed during 2007.

- Through work completed between June 2004 and December 2007, China Southern Airlines developed its own internal audit system, which allowed it to obtain the IATA Operational Safety Audit Certificate (IOSA).

- China Southern Airlines' "Safety Production Forum" was introduced on 30 May 2007 and resulted in the collection of 146 essays with suggested improvements across twelve operational areas including safety and flight management, flight, aircraft crews, cabin department, transport control, cargo, ground security, vehicle department, aircraft maintenance management, , fire protection, aerospace defense and aircraft hygiene.

Flight Safety Data in 2007:

- China Southern Airlines has broken its own safety record and become the first Chinese airline to maintain 4.6 million consecutive hours (98 months or 2,994 days) of safe flying from 17 October 1999 to 31 December 2007. In 2007, China Southern Airlines received the first "Four-Star Flight Safety Award" from the General Administration of Civil Aviation of China (CAAC) and the Golden Roc Cup with the best annual flight safety record. We have met all targets on safety.

- Over the past year, China Southern Airlines did not incur any major accidents or incidents in the air or on the ground. The incident rate on the ground was 0.065 per 1,000 flight hours. There was no incident or accident in 2007 that warranted reporting to air safety authorities.

- From 1 January to 31 December, China Southern Airlines operated 1,075,399 flight hours on the ground, which demonstrates an increase of 144,160 hours, and 4,542 flight hours in the air (an increase of 855 hours). China Southern Airlines has successfully guaranteed the safety in the air for 162 months consecutively.

Passenger Health and Safety

To ensure the health and safety of its passengers, in 2007 China Southern Airlines:

- Created a first-aid guide for cabin crew and attendants, including a handbook and relevant training on how to behave during an emergency to ensure passenger safety.

- Fully implemented the Patriotic Health Campaign Committee through the Patriotic Health Campaign to ensure sanitary conditions.

- Disinfected all passenger contact points including its ticketing and registration front desks and ensured sanitary and safe conditions in the flight cabin by disinfecting and

clearing of seats and all air ducts. The in-flight ventilation system is maintained to ensure it works correctly.

Food Safety and Health

The catering services for China Southern Airlines are mainly provided by the Nanlian Food Company Limited. Nanlian has established comprehensive safety management systems and are ISO9001 (quality management system) and HACCP (food safety management system) certified. Procedures ranging from sourcing of raw material to minimal processes, food production to packing and delivery are all monitored by both systems. In order to guarantee the quality and safety of the food it provides, Nanlian has implemented standard procedures including a garbage disposal system, utensil sterilization and a centralized supervision system for cold storage. Nanlian has also been honored with a Quality System Certificate for cakes (including baking, deep frying, steaming, cooked flour and moon cakes) where it achieved an A ranking. Nanlian has also acquired an A grade as an imported food producing company.

Caring for Employees

At China Southern Airlines all employees are respected and treated as invaluable assets. We believe all employees are professional and the ability to demonstrate their full potential is the key to our company' success.

Training and Education

Building on our core values that respect, understand and celebrate diversity, training and professional development is a high priority. We provide training and development opportunities to employees to enable them to fulfill their professional goals and meet the needs and expectations of China Southern Airlines. We also provide comprehensive training to employees. All new hires and 80 percent of employees participate in training every year.

Occupational Health and Safety

We also have a specific Health Management Department to deal with the issue of employee health and safety and which is responsible for conducting health check-ups for all employees. We believe flight safety is built upon good health and a safety management system, an increase in the awareness of health care among employees and an improvement in the general health of employees. We have a comprehensive system, training and established rules for

occupational health and safety and labor protection to ensure occupational health and safety for employees.

Work injury data

From 2005 onwards, work injury incidents have decreased year by year, as shown in the figure below showing work injury rates in Guangzhou.


Work injury data (person)
15
10
5
0
2005
2006
2007

■ Health Education

The medical centre provides health care education and infection prevention training to the air crew at weekly meetings. Health care education is also enforced by both the Public Health Department and the Ground Service Department for ground staff to ensure ground safety through regular seminars and information campaigns such as the publication and dissemination of health education booklets and other materials.

■ Health Check-ups

China Southern Airlines' Health Centre has advanced medical facilities and provides health check-ups for all employees once a year and we maintain ongoing records of employees' health. For the air crew, the check-up is based on guidance provided by the General Administration of Civil Aviation of China. The annual check-up for the ground crew includes more than 40 items, and a gynecological check up is provided for all married female employees.

Trade Union

At China Southern Airlines, 90% of employees are members of the trade union. The trade union represents employees in talks with management regarding industrial relations, legal

benefits and company development. Regular meetings are held, including four general meetings for union committees, two meetings for union representatives, and four meetings for chairpersons. In addition, there is a seasonal conference for union committees. The trade union which represents the employees signs a collective contract with China Southern Airlines in accordance with the corresponding law as that offer protection to employees. Since April 2006, we also have established an annual online meeting between the Chairman and employees in order to enhance communication. The meetings aim to enable employees to express their opinions freely and for management to understand employees' concerns.

Caring for Women Employees

A Women's Employee Committee has been established to protect the interests of women workers, to provide help on overcoming difficulties and to provide training on work and career development. In 2007, the committee has provided financial support to around 500 women employees in Hunan, Zhuhai and other regions, who are either single mothers or hospitalized with critical illness.

In 2007, the Committee drafted the "Collective Contract to Protect Women's Special Rights and Interests" and put the "Executive regulation of Labor Protection to Women Employees" in place to further protect the interest of women workers.

Employee Services Centre

The Employee Services Centre was established on 27 February 2004 to provide tailor-made services to employees. We now provide personnel services and social welfare encompassing 23 items.

The Employee Service Center Slogan: Employee service centre, serving employees with compassion
Mission: Caring for the needs and interests of employees
Rules and Regulations: Gain trust from employees by professionalism and improving the company's service culture creatively.

1. Liu Jin – Pilot

China Southern Airlines has an international vision and advanced technical development, including its comprehensive safety management and training system, and has

the most fair and transparent career development system. I feel happy and lucky to have had a chance to work in such a caring family with such dedication and integrity. .

2. Wang Xiaozhong - Operation and ground security team

I love working in the aviation industry. I choose to work at China Southern Airlines due to its tremendous potential of development. I am deeply impressed by China Southern Airlines' clear development strategy, its ability to provide me with security, the advanced management techniques and outstanding corporate culture. China Southern Airlines is just like my family.

3. Guo Yanan- Cabin Department

China Southern Airlines has a beautiful environment. I feel pleased and comfortable to work here.

4. Yang Qian- Cabin Department

China Southern Airlines is a big company with international management ideas. The most attractive point for me in working here is the humane management and amiable and employee-oriented leadership. I feel very happy, pleased and comfortable working here.

5. Mao Bingzheng – Operation and ground security team

China Southern Airlines has a good working atmosphere and harmonious relationships among employees; I have learnt a lot of things here and my abilities have been greatly enhanced.

Harmonious Community

The community is the bedrock of China Southern Airlines development and contributing to society is major part of our responsibility. We focus our efforts on doing our part in subsidizing education, helping the poor and minority groups, offering financial support to those who are in difficulty, caring for Chinese citizens overseas, and the promotion of world peace. Our employees dedicate themselves to public welfare through donating blood, visiting the elderly, orphans and the rural poor and providing many other volunteer services. The China Southern Airlines custom of "remembering and reciprocating kindness" is our commitment to society. At China Southern Airlines we believe we have been able to make a long lasting contribution to the communities in which we work and do business hand in hand with creating value for our company.

The 10 Fen Caring Foundation

In 2005, China Southern Airlines established the 10 Fen Caring Foundation which has raised RMB20 million to date through RMB 0.1 donations from every air ticket we sold. The Foundation is used to fund public welfare activities in areas such as education, poverty alleviation, disaster relief, and so on. The aim of the Foundation is to put China Southern Airlines' idea of corporate social responsibility in action and make a lasting contribution to public welfare. Up to the end of 2007, universities across China have received donations from the Ten Fen Caring Foundation including Beijing University, Tsinghua University, Fudan University, Sun Yat-Sen University, South China University of Technology, Jilin University, Xinjiang University, Beijing University of Aeronautics and Astronautics, Nanjing University of Aeronautics and Astronautics, Civil Aviation Flight University of China, Xinyang Polytechnic College, Civil Aviation University of China, Civil Aviation University of China, Ningxia University, Civil Aviation College of Guangzhou. Stipends from the Foundation have accumulated to RMB8.4 million and more than 4,200 university students had received donations.

Comments from subsidized student

Li Sheng, from the Electronic and Information Faculty, South China University of Technology

"I would like to say thanks for the support form China Southern Airlines. It has eased my worries about studying. The most important thing is to let impoverished students like me, who have left their hometown to study, feel cared for by society. This drives me to move forward positively. China Southern Airlines pays close attention to education and our growth and I appreciate their concern and caring. The efforts made by China Southern Airlines also allow me to have a glimpse of their social responsibility and mission and to see the mindset of a big enterprise. Please trust me, I won't disappoint them; I will try my utmost to improve myself and contribute to society. I will work hard and let you know your help wasn't in vain. I will remember China Southern Airlines' generous support forever".

Hope Schools

Apart from subsidizing university students with financial difficulties, China Southern Airlines also supports basic education in rural areas. Through work that was started from 2004 to 2006, China Southern Airlines contributed around RMB 5.3 million to construct the "China

Southern Airlines Pearl Kindergarten" in Moyu County and "China Southern Airlines Pearl Elementary School" in Pishan County, Xinjiang.

Education subsidy

Beside the 10 Fen Caring Foundation, we have donated RMB 707,800 and a large number of books for impoverished students in poor rural areas in Liaoning, Xinjiang, Guangdong, Guangxi, Hainan, Hunan, Heilongjiang, Hubei and Henan.

Philanthropy and poverty relief

China Southern Airlines donated RMB 12 million to the victims of flooding in Guangdong Province in 2006 (primarily to rebuild houses). In 2007, China Southern Airlines donated RMB 3.88 million for poverty relief stations, which provide support to poor communities and orphanages, helping the disabled and abandoned children and their families.

In 2007, overseas branches of China Southern Airlines engaged in and promoted a number of initiatives to develop friendly relationships with local communities.

Employee volunteering

- **Volunteering**

During 2007, 1932 China Southern Airlines employees actively participated in volunteer activities at the airport, elderly homes and other communities. In Henan, for instance, employees from organizations within the company such as Blue Shield (which oversees security) and Horizon Friends (made up by cabin crew) organized an art gala for the Henan Drug Addiction Treatment Center with the theme of "Learn to appreciate and love myself"

- **Visiting Poor Communities**

In 2007, 843 China Southern Airlines employees visited poor communities, orphanages, elderly homes, and relief stations helping children in rural mountainous areas. Their footprints can be found in Gansu, Guangdong, Guangxi, Henan, Heilongjiang, Henan, Guizhou and elsewhere.

Peace Keeping and Peace Building

Since 2003, China Southern Airlines has, on numerous occasions, transported Chinese Peacekeeping Troops to various destinations, making its own contribution to building and maintaining world peace.

- In 2007, the destinations to which we flew peacemaking troops include Sudan, Rwanda, Liberia, Dubai, Paris, Ubayyid, Kigali, Monrovia, Urumchi, Lanzhou, Jinan, Xian, Beijing and Zhengzhou.

Rescue and Relief work

- Marine Rescue Services: The China Southern Zhuhai Helicopter Company has worked with the Ministry of Transport since November 2006 to provide marine rescue services. In 2006, we conducted 16 rescue operations saving 15 lives. In 2007, China Southern Airlines conducted 86 rescues saving 89 lives. This effort received an award from the Ministry of Transport of the People's Republic of China.

- Rescuing overseas nationals: In 2000 and 2006, the airline dispatched the best airplanes and aircrew to airlift Chinese nationals to save them from the turbulent of Solomon Islands.

  In May 2006, China Southern Airlines dispatched two A319 to return 200 overseas Chinese from Dili, the capital of East Timor.

- Disaster relief: China Southern Airlines B747s airlifted essential goods to hurricane afflicted areas in the US in September 2005 (in the wake of Hurricane Katrina).

Ethical Sourcing

China Southern Airlines has more than 1,000 business partners globally, the majority of which fall into the following categories: manufacturers of aircraft, aircraft engines and components, food and beverages, vehicles, handling and security equipment, service providers for computer software, construction, communication technology, the Internet, electricity, suppliers of fuel, sales agent, banking, insurance, security, and leasing, etc.

Many of the larger partners with which we work, such as Boeing, Airbus, GE and Rolls-Royce, hold similar corporate social responsibility values as China Southern Airlines, and report publicly and regularly on their environmental, health and safety and social performance.

We have started to factor environmental protection into purchasing decisions on big-budget items such as the new environmentally friendly Airbus A380 and Boeing B787. For the long term, China Southern Airlines plans to develop a mechanism for ensuring that suppliers who do not publicly report on their CSR are operating at a standard acceptable to us. Suppliers will be expected to comply with a minimum set of standards on issues such as environmental, health and safety and labor practices. In 2008 we will begin developing a process of assisting and encouraging our suppliers to meet China Southern Airlines' CSR standards.

Awards and Honors

- 2007: "Best Airline in China - Business Class" awarded by *TTG* Magazine
- 2007::"Golden Roc Cup" by the General Administration of Civil Aviation of China (CAAC)
- 2007: "Best Airline in China" awarded by *Global Traveler* Magazine
- 2007: Four-Star" Safety Award by the General Administration of Civil Aviation of China (CAAC)
- 2007: "China Corporate Social Responsibility Outstanding Corporation Award" at the "3rd China Corporate Social Responsibility Summit" by the *Xinhua* News Agency
- 2007: " Best Employer of 2007" from CCTV
- 2006: China Southern Airlines was ranked # 37 in the *Hurun Report 2006 China Philanthropy*
- 2005: China Southern Airlines was named the "Best Air Cargo in China" by the *Cargonews Asia* Magazine
- 1995, 2001, 2003 and 2004: "Golden Roc Cup" - the most prestigious safe flight operation award in the Chinese aviation industry
- 2004: Five Star Diamond Award by The American Academy of Hospitality Sciences
- 2004: China Southern Airlines' System Operations Control System was honored with second prize in the "National Science & Technology Progress Award".
- 2002 and 2004: the "Best Airline in China" by *TTG* Magazine
- 2003: Ranked 9th among the top 500 Chinese informationization enterprises and was honored with the "Best Informationization Efficiency Award"
- 2002: Ranked 13th among the Top 100 listed Chinese enterprises by *Fortune* Magazine
- 2002:Top 10 emerging Chinese third party logistics enterprises by the *China Shipping Gazette*
- 2002: China Southern Airlines' "Operation Target Management" Program was honored with a second prize in the 9th China National Enterprise Management Modernization Innovation Achievements

Goals for 2008

China Southern Airlines, as one of the prominent state-controlled enterprises, is committed to the sustainable development of the company, society and the environment.

Looking forward to 2008:

- As a state-controlled enterprise, we are committed to fulfilling Corporate Social Responsibility as promoted by the State. We emphasize sustainable development to demonstrate our commitment to a harmonious society.

- We will embed CSR in our corporate system; CSR is an important way to enhance corporate competitiveness. We are honest and loyal and committed to legal business management with great integrity.

- In the spirit of greater transparency, we will release details of our social and environmental performance on our website and in reports. We are publishing this report on our website as well as sending it to key stakeholders and actively soliciting feedback.

- We will reduce emission of greenhouse gases and improve fuel efficiency. Saving energy will be our first priority with regard to environmental protection and adopt corresponding measures to improve our environmental performance.

- We will maintain a high level of aviation safety and prevent aviation incidents.

- We will maintain a high standard of corporate governance.

- We will safeguard employees' interests and create a harmonious employer-employee relationship. We will strengthen training for staff for better career development.

- We are strengthening the care for community and socially vulnerable groups to return real benefits to the community. We will review our past community investment with the 10 Fen Caring Foundation as the main platform to ensure more people-in-need will benefit.

- We will encourage our supporting partners to fulfill their corporate social responsibility and commence a program dealing with supply chain issues for better CSR promotion.

Cover Back

Contact:
Li Guoyang
Environmental Manager
liguoyang@csair.com
Published in April 2008